[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 25, 2012

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	Chicago Bridge & Iron Company N.V.
Registration Statement on Form S-4
Filed September 17, 2012
File No. 333-183950
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-12815

Dear Mr. Ingram:

On behalf of Chicago Bridge & Iron Company N.V. (“CB&I”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated October 15, 2012, with respect to the filings referenced above. We have included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, CB&I, The Shaw Group, Inc. (“Shaw”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) regarding the Staff’s comments relating to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

With this letter, CB&I is filing Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (the “Registration Statement”). We are providing supplementally to the Staff six copies of a version of Amendment No. 1 that has been marked by the financial printers to show the changes to the Registration Statement that was filed on September 17, 2012. All page references in the responses set forth below are to the pages of Amendment No. 1 that has been marked by the financial printers. All capitalized terms not herein defined have the meanings ascribed to them in Amendment No. 1.

General

1.	Please supplementally provide us with copies of all materials prepared by BofA Merrill Lynch and Morgan Stanley and shared with the CB&I Supervisory and Management boards and the Shaw board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards’ decisions to approve the transaction agreement.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: In response to the Staff’s comment, the presentation materials prepared by BofA Merrill Lynch and shared with CB&I’s Supervisory Board on July 29, 2012 (on which day BofA Merrill Lynch delivered its opinion to CB&I’s Supervisory Board summarized under the caption “Opinion of Financial Advisor to CB&I—Opinion of BofA Merrill Lynch”) are being provided to the Staff under separate cover by Shearman & Sterling LLP, counsel for BofA Merrill Lynch, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. No transcripts or summaries material to the CB&I’s Supervisory Board’s decision to approve the transaction agreement were prepared by BofA Merrill Lynch and shared with the CB&I Supervisory Board. CB&I has been advised by BofA Merrill Lynch that, in accordance with such Rules, such counsel for BofA Merrill Lynch has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, counsel for BofA Merrill Lynch also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. CB&I respectfully advises the Staff that BofA Merrill Lynch did not prepare materials for or share materials with CB&I’s Management Board in its capacity as such.

CB&I has been further advised by Shaw that the presentation materials prepared by Morgan Stanley and shared with the Shaw Board of Directors on July 29, 2012 (on which day Morgan Stanley delivered its opinion to the Shaw Board of Directors summarized under the caption “Opinion of Financial Advisor to Shaw—Opinion of Morgan Stanley”) as well as other presentation materials prepared by Morgan Stanley and shared with the Shaw Board of Directors on July 9, 2012, is being provided to the Staff under separate cover by Vinson & Elkins, counsel for Shaw, on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act and Rule 12b-4 of the Exchange Act. Shaw has advised CB&I that no transcripts or summaries material decision to approve the transaction agreement were prepared by Morgan Stanley and shared with the Shaw Board of Directors. CB&I has been advised by Vinson & Elkins that, in accordance with such Rules, it has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, Vinson & Elkins also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Please note that all exhibits are subject to our review. Please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: In response to the Staff’s comment, all remaining exhibits have been filed with Amendment No. 1.

3.	Please provide us with a copy of the proxy card with the next amendment.

Response: In response to the Staff’s comment, the CB&I and Shaw proxy cards have been filed as Exhibit 99.3 and Exhibit 99.4 to Amendment No. 1, respectively.

4.	Please enhance your disclosure to discuss the general waiveability of the closing conditions. Describe the circumstances where recirculation and resolicitation may be necessary.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 18 and 141 of Amendment No. 1 has been revised.

5.	Please note that if Shaw intends to incorporate the information required by Part III of the Form 10-K by reference to its definitive proxy statement, we will not be able accelerate the effectiveness of the Form S-4 until the information required by Part III is filed and is incorporated into the registration statement. See Item 18 of Form
S-4.

Response: Shaw acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to incorporate by reference any of the information required by Part III of the Form 10-K. The disclosures in Amendment No. 1 have been revised beginning on page 109 to include the beneficial ownership information required by Item 18(a)(5)(ii) of Form S-4. With respect to the information required by Item 18(a)(7) of Form S-4 with respect to each person “who will serve as a director or an executive officer of the surviving or acquiring company,” Shaw respectfully advises the Staff that none of Shaw’s named executive officers are expected to serve as executive officers of the surviving company, and, accordingly, no such disclosures are required with respect to Shaw’s officers. With respect to members of the Shaw Board of Directors, the provisions of the Transaction Agreement do not provide that any member of the Shaw Board of Directors will assume a position on the CB&I Supervisory Board upon the closing of the Transaction. Instead, the Transaction Agreement provides that the CB&I Supervisory Board will, subject to its fiduciary duties and other legal duties, nominate one current independent, non-management member of the Shaw Board of Directors for election to the CB&I Supervisory Board at CB&I’s next regular shareholders meeting after the closing of the Transaction. It is not yet known by either Shaw or CB&I which person CB&I intends to nominate for election to the CB&I Supervisory Board. In addition, upon any person

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

being nominated for election to the CB&I Supervisory Board, the proxy materials for the CB&I shareholders meeting where such person is considered for election will include the biographical and other information about the nominee required by Schedule 14A. Accordingly, Shaw respectfully submits that no disclosures are required in the Registration Statement with respect to any of Shaw’s current directors in response to Item 18(a)(7) of Form S-4.

Proxy Statement/Prospectus Cover Page

6.	Please disclose the total number of CB&I shares that will be issued in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on the prospectus cover page of Amendment No. 1 has been revised.

7.	Please include the information required by Item 2 of Form S-4 on the inside front cover page of the prospectus for both CB&I and Shaw.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on the inside front cover page of Amendment No. 1 has been revised.

8.	We note that on page two you specify the date by which stockholders must request copies of documents incorporated by reference into the proxy statement/prospectus. Please move this information to the inside front cover page of the prospectus, and also please disclose that to obtain timely delivery of such information, shareholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on the inside front cover of the prospectus of Amendment No. 1 has been revised.

Shaw Group:   Notice of Special Meeting of Shareholders

Questions and Answers about the Transaction and the Special Meetings, page 3

9.	Please include a discussion of the post-merger change in jurisdiction that will affect Shaw stockholders.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 5 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

What will I receive for my shares of Shaw common stock?, page 5

10.	Please disclose the approximate value of the 0.12883 shares of CB&I common stock that Shaw shareholders will receive in the transaction.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 5, 13 and 56 of Amendment No. 1 has been revised.

Q: What vote is required to approve the Transaction?, page 4

11.	Given the requirement that the Transaction Proposal be approved by a Supermajority Threshold, please disclose the approximate number of your shares that are held by shareholders who beneficially own 5% or more of Shaw’s outstanding shares. Please also disclose the approximate number of votes that will be needed to obtain supermajority approval.

Response: Shaw respectfully advises the Staff that the determination of who beneficially owns 5% or more of Shaw’s outstanding common stock for purposes of the supermajority vote will be based upon ownership as of the record date for the special meeting of Shaw shareholders. Because a record date has not yet been fixed, Shaw is currently unable to accurately predict the number of shares that will be held by persons who own 5% or more of Shaw’s common stock on the record date. As a result, Shaw also cannot predict the number of shares that will need to be voted in favor of the Transaction to obtain supermajority approval.

In response to the Staff’s comment, however, the disclosures in the Registration Statement on page 4 of Amendment No. 1 have been revised to approximate such numbers based on the most recent filings by Shaw shareholders with the Commission with regard to their share ownership and other information known to Shaw as of the last practicable trading day prior to the date of Amendment No. 1.

Summary, page 16

General

12.	Please add a discussion of the financing required to complete the transaction. Please also quantify the indebtedness of CB&I following the transaction, including the amount that you anticipate will be needed following the transaction for the combined company’s debt service obligations.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 13 to 14 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Interests of Directors and Executive Officers of Shaw in the Transaction, page 15

13.	Please quantify the benefits that Shaw directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 35.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 15 to 16 and 36 to 37 of Amendment No. 1 has been revised.

Board of Directors and Management Following the Completion of the Transaction, page 15

14.	Please specify when you anticipate that the Shaw director that will serve on the CB&I board will be selected. Please also refer to Rule 438 and provide the appropriate consent of the director when selected, or tell us when and how you propose to update your filing to include this information.

Response: It is not yet known to Shaw or CB&I which independent, non-management director of Shaw will be nominated for election to the CB&I Supervisory Board. Therefore, in response to the Staff’s comment, the disclosure in the Registration Statement on page 16 of Amendment No. 1 has been revised to indicate that the director will be selected prior to the distribution of its proxy statement for its first annual or special meeting following the consummation of the Transaction. CB&I supplementally advises the Staff that, in the event a director is nominated prior to the effectiveness of the Registration Statement, it will include a consent of the director to being named in the Registration Statement in the first amendment reflecting such selection.

Comparison of the Shareholder Rights, page 22

15.	Please concisely summarize the material differences between the rights of shareholders of CB&I common stock and Shaw common stock. Please include a similar description in your related risk factor on page 36.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 23 and 37 to 38 of Amendment No. 1 has been revised.

The Transaction, page 55

Background of the Transaction, page 55

16.

Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

Response: In response to the Staff’s comment as well as comments 17 through 30, the disclosure in the Registration Statement on pages 56 through 66 of Amendment No. 1 has been revised.

17.	Please expand your discussion to address the particular advantages, disadvantages of, and the “strategic reasons” for, the combination of CB&I and Shaw. We note your reference to such strategic reasons in your discussion on page 56, and the certain advantages and disadvantages considered by management and the respective boards at meetings on July 9, 2012 and July 12, 2012. Your disclosure should provide appropriate detail about the advantages, disadvantages and strategic reasons considered so that investors can understand the rationale behind the transaction.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 59, 60 and 62 of Amendment No. 1 has been revised.

18.	Please explain the consideration by management and the boards relating to the required regulatory approval or clearance from the Ministry of Commerce in China, the Committee on Foreign Investment in the United States, and the Nuclear Regulatory Commission, including the fact that the NRC must consent to the transfer of the licenses held by Shaw subsidiaries. Please also disclose any consideration given to CB&I’s foreign domicile and whether this would affect any of the government work done by Shaw or the combined company’s ability to secure future government contracts.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 61 of Amendment No. 1 has been revised.

19.	Please discuss in further detail CB&I’s concerns relating to Shaw’s ownership interest in Westinghouse and the overlap and regulatory concerns relating to Shaw’s Energy & Chemicals business.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 57 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

20.	We note that CB&I first considered a potential acquisition of Shaw in the spring of 2010. Please revise your disclosure to clarify whether CB&I had any contact with Shaw between 2010 and May 2012, the date on which the disclosure first suggests that Shaw was informed that CB&I was interested in an acquisition. Please also clarify whether CB&I had any discussions with Shaw relating to its sale of the E&C business segment to Technip S.A. and the exercise of its contractual rights to sell its ownership interest in Westinghouse.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 57 of Amendment No. 1 has been revised.

21.	Given that in September 2011 Shaw publicly announced its intention to sell its ownership interest in Westinghouse, please explain why CB&I subsequently considered a scenario in which Shaw would not exercise the Westinghouse put rights.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 1 has been revised.

22.	Please explain any consideration given by the Shaw board regarding alternatives to the transaction, including remaining a standalone company or transactions with other companies in the industry, including whether Shaw contacted any other companies. We note your related disclosure on page 74. Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 59 and 62 of Amendment No. 1 has been revised.

23.	Please explain why CB&I initially considered partnering with “Company A” in the acquisition of Shaw. Please also explain specifically why CB&I and Company A did not proceed with the joint bid.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 60 of Amendment No. 1 has been revised.

24.	We note that in early 2012, Shaw contacted Morgan Stanley to assist in the review of a “potential transaction.” However, it does not appear that Shaw was aware of the potential transaction until the meeting between Shaw and Company A that took place in May 2012. Please advise and revise accordingly.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 58 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

25.	Please explain why Shaw determined ultimately to offer both cash and stock as opposed to paying the proposed consideration entirely in cash.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 60 of Amendment No. 1 has been revised.

26.	Please disclose the consideration, if any, given to the various nuclear contracts held by Shaw, including any perceived risks relating to such nuclear contracts. We note the relevant discussion in your communication filed pursuant to Rule 425 on August 9, 2012.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 62 of Amendment No. 1 has been revised.

27.	Please expand your disclosure regarding the negotiations that took place between July 4, 2012 and July 18, 2012, including the various conditions to closing, regulatory matters, and consequences of terminating the agreement that were discussed. Please provide similar disclosure regarding the various board meetings held during this time period.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 60 through 64 of Amendment No. 1 has been revised.

28.	Please describe any discussions relating to the sale of Shaw’s Energy and Chemicals Segment or the sale of Shaw’s ownership interest in Westinghouse, both of which are conditions to closing.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 60 through 63 of Amendment No. 1 has been revised.

29.	Please explain the reasons for the conditions to closing requiring Shaw to have specified unrestricted cash, minimum EBITDA and net indebtedness for borrowed money. Please also disclose any discussions relating to such conditions, including the consideration given by the Shaw board to such required financial metrics.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 64 of Amendment No. 1 has been revised.

30.	Please describe the discussions relating to the inclusion of a no-shop clause.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 60 through 64 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

CB&I’s Reasons for the Transaction and Recommendation of the CB&I Supervisory and Management Boards, page 63

31.	Please explain the relation between the CB&I Supervisory Board and the CB&I Management Board, including the composition and authority of each.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 66 of Amendment No. 1 has been revised.

32.	Please expand your disclosure relating to the expected cost savings and revenue synergies, including addressing the basis for the expected synergies. We note in particular the detailed discussion of the expected cost and revenue synergies that is included in your communication filed pursuant to Rule 425 on August 9, 2012.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 67 of Amendment No. 1 has been revised.

33.	Please expand your disclosure regarding the “Improved Business Risk Profile” and the “Combined Expertise” that were considered by the CB&I Supervisory and Management Boards. We note in particular the pro forma business profile, including a geographic breakdown and the discussion of end-market diversification that is included in your communication filed pursuant to Rule 425 on August 9, 2012.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 68 of Amendment No. 1 has been revised.

34.	Please quantify the amount of indebtedness that CB&I will incur to finance the transaction. Please also disclose the estimated debt service obligation of the combined company.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 69 of Amendment No. 1 has been revised.

Opinion of Financial Advisor to CB&I, page 67

Opinion of BofA Merrill Lynch, page 67

Selected Publicly Traded Companies Analysis, page 70

Selected Precedent Transactions Analysis, page 70

35.	We note that the financial advisors performed a Selected Publicly Traded Companies Analysis and a Selected Precedent Transactions Analysis. Please revise to provide the following information:

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

•	Disclose the methodology and criteria used in selecting these companies and transactions;

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

•	Disclose the size and date of each transaction in the Selected Precedent Transactions Analysis; and

•	Provide additional disclosure about the underlying data used to calculate the multiples derived from each of the analyses.

Response:

In response to the Staff’s comment, the disclosure in the Registration Statement on pages 73 through 74 of Amendment No. 1 has been revised. CB&I respectfully informs the Staff that BofA Merrill Lynch has advised CB&I that it did not exclude any of the companies that it identified as relevant based on its professional judgment in its selected publicly traded companies analysis nor did it exclude companies or transactions satisfying its selection criteria in its selected precedent transaction analysis.

Miscellaneous, page 71

36.	Please revise your disclosure to include all information required by Item 1015(b) of Regulation M-A, including a quantitative description of the fees BofA Merrill Lynch, and any of its affiliates, received, or will receive, for services provided to CB&I, Shaw, or any of their affiliates in the past two years. Please also disclose the amount that BofA Merrill Lynch will receive for its part in arranging financing for the merger. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 76 to 77 of Amendment No. 1 has been revised.

Shaw’s Reasons for the Transaction and Recommendation of the Shaw Board of Directors, page 73

37.	We note that the board considered the “significant risks associated with going forward as an independent company” and the “risks associated with Shaw’s long-range plan.” Please revise your disclosure to specifically explain such risks.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 78 of Amendment No. 1 has been revised.

38.	Please provide specific examples of the expanded range of services that Shaw may offer to customers as a result of the transaction.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 79 of Amendment No. 1 has been revised.

Opinion of Financial Advisor to Shaw, page 77

Opinion of Morgan Stanley, page 77

Public Market Trading Benchmarks, page 79

39.	We note that Morgan Stanley performed a comparable company analysis. Please revise the disclosure to provide the underlying data used to calculate the comparable company multiple ranges used to determine the implied value per share of the Shaw common stock.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 85 of Amendment No. 1 has been revised.

Precedent Change of Control Premiums Analysis, page 82

40.	Please advise whether any companies were excluded from the review of U.S. public company transactions that were announced since 1990 in which the target company was a publicly traded company, the transaction value was greater than $100 million, and the consideration was all cash. To the extent that any companies that met these criteria were excluded, please disclose this fact and the reasons for doing so. Please also disclose the total number of companies analyzed.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 86 of Amendment No. 1 has been revised.

Interests of Directors and Executive Officers of Shaw in the Transaction, page 89

41.	We note the disclosure on page 89 and page 100 that Shaw expects to make additional awards and payments prior to the closing of the transaction. Please update your related disclosure as necessary to reflect such additional awards and payments.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: Shaw acknowledges the Staff’s comment, and has revised the disclosures in the section entitled “Interests of Directors and Executive Officers of Shaw in the Transaction” beginning on page 94 of Amendment No. 1 to reflect all additional awards and payments known to Shaw at such time. In the event further awards or payments are made prior to the effectiveness of the Registration Statement, Shaw will revise the disclosures contained in such section to reflect such awards or payments in a subsequent amendment to the Registration Statement.

Quantification of Change of Control and Termination Payments and Benefits to the Shaw Named Executive Officers, page 99

42.	We note that the table presents the information assuming the consummation of the transaction occurred on July 31, 2012. Please update the disclosure to report this information to assume that the transaction occurred on the latest practicable date. See Instruction 1 to Item 402(t) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement in the section entitled “Interests of Directors and Executive Officers of Shaw in the Transaction” beginning on page 94 of Amendment No. 1 has been revised.

Legal Proceedings, page 104

43.	Please supplementally provide us with copies of the complaints for the lawsuits listed in this section.

Response: Concurrently with the submission of this letter, CB&I and Shaw are supplementally providing to the Staff under separate cover copies of the complaints filed in connection with the referenced litigation, as well as a fifth action brought on September 20, 2012, bearing the caption, Toledano v. The Shaw Group et al., and a sixth action brought in federal court on October 19, 2012, bearing the caption Osten v. The Shaw Group et al., each of which are described in Amendment No. 1.

44.	Please revise your discussion of the shareholder lawsuits to disclose an estimate of the amount or range of loss or possible loss or a statement that such an estimate cannot be made and to discuss the other possible impacts from unfavorable judgments.

Response: CB&I and Shaw respectfully advise the Staff that as of the date of Amendment No. 1, the plaintiffs in the shareholder lawsuits described in the Registration Statement have not formally specified an amount of alleged damages and discovery has not yet commenced. As a result, CB&I and Shaw are unable to reasonably estimate the possible loss or range of losses, if any, arising from the lawsuits. In response to the Staff’s comment, however, the disclosures in the Registration Statement on pages 114 and 115 of Amendment No. 1 have been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Regulatory Matters, page 110

45.	Please revise your disclosure to explain why the transaction is subject to review and approval by MOFCOM.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 120 of Amendment No. 1 has been revised.

46.	Please update the status of the regulatory approvals required for consummation of the transaction, including the filing of required notices or applications and the expiration of applicable waiting periods. In particular, we note from your disclosure that it appears that MOFCOM has not yet accepted your notification, therefore the 30 day review period has not yet commenced. Please revise your disclosure to update and clarify.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 120 to 123 of Amendment No. 1 has been revised.

The Transaction Agreement, page 113

47.	We note your statement that the representations and warranties in the transaction agreement “applied standards of materiality in ways that are different from what may be viewed as material you or other investors.” Please remove this disclaimer or revise it to remove any suggestion that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 123 of Amendment No. 1 has been revised.

Conditions to the Completion of the Transaction, page 129

48.	Please disclose the amount of Shaw EBITDA for the four consecutive quarters ending August 31, 2012, or the latest practicable date.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 142 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

49.	Please provide a discussion of how the parties expect Shaw to have $800 million of unrestricted cash at the closing date. Include a discussion of the specific measures Shaw would need to take to free up cash and investments that are currently restricted, as well as the potential need to incur additional indebtedness. We note the disclosure on page 145 stating that if Shaw’s cash balances are less than anticipated at the closing date or you are not successful with the note offerings, either in whole or in part, you may elect to increase the size of the term loan facility or CB&I’s revolving credit facilities, utilize an $800.0 million bridge loan facility, or utilize other forms of financing. Please explain how participating in any of these financing arrangements will impact, among other things, Shaw’s ability to meet the net indebtedness requirement.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 93 to 94 of Amendment No. 1 has been revised. CB&I supplementally informs the Staff that in the event CB&I incurs debt by utilizing any of the alternate financing methods described on page 155 of Amendment No. 1 to finance the transaction, because the closing condition related to net indebtedness only tests Shaw’s indebtedness, Shaw’s ability to satisfy the closing condition would not be impacted.

Unaudited Pro Forma Condensed Combined Financial Statements, page 137

2. Financing Considerations, page 145

50.	Disclose the amount available on CB&I’s existing credit facilities and the amount that will be available for future borrowing after the planned financing. Provide additional relevant details on the terms of your credit facilities, including the borrowing sublimit and any financial covenants relevant to a consideration of your ability to finance the transaction and ongoing liquidity.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 155 and 156 of Amendment No. 1 has been revised.

3. Conditions to Completion of the Transaction, page 146

51.	Please provide an updated discussion regarding the put options discussing the exercise on October 6 and describing the events that must occur for the repayment of the bonds.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 156 and 157 of Amendment No. 1 has been revised.

52.	Please disclose the amount Toshiba Corporation is required to fund in the trust account, i.e. the amount representing 96.7% of the original JPY-equivalent purchase price.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 157 of Amendment No. 1 has been revised.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

53.	Please disclose the U.S. dollar amount of the difference between the Toshiba payment and the amount necessary to settle the bonds and any other obligations or refer to the related pro forma adjustment.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 157 of Amendment No. 1 has been revised.

54.	We note from page 35 of Shaw’s May 31, 2012, Form 10-Q that the E&C sale will exclude certain Toronto-based operations. Please revise herein to highlight this exclusion, if still true, and to describe the nature of the Toronto operations and quantify the carrying value of the assets associated with this location.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on pages 156 of Amendment No. 1 has been revised.

5. Pro Forma Adjustments, page 148

55.	Please tell us your basis for eliminating $45,000 of selling and administrative expense in adjustment (a) and tell us how you calculated the specific amount.

Response: In response to the Staff’s comment, the disclosure in adjustment (a) in the Registration Statement on page 158 of Amendment No. 1 has been revised.

56.	Please expand your explanation of adjustment (j) to provide a breakout of the amounts for each entry, along with a reconciliation and explanation of where the offsetting amounts have been recorded. Expanding the explanations of the net amounts on these other accounts (e.g. retained earnings) may also be useful.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement in adjustment (k) on page 161 of Amendment No. 1 has been revised.

57.	We note the “pro forma” information provided on page 43 of Shaw’s May 31, 2012, Form 10-Q, which depicts reductions in certain of Shaw’s balance sheet accounts as if the Westinghouse put options had been exercised on May 31, 2012. Please clarify that the $1,477 reduction in prepaid and other current assets and the $28,764 reduction in other accrued liabilities have been included in the pro forma adjustments herein, or explain why they have been properly excluded. We note the remaining reductions as listed in that Form 10-Q are included as pro forma adjustments (i) and (j).

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: CB&I respectfully notes for the Staff that the change in certain of Shaw’s balance sheet accounts as if the Westinghouse put options had been exercised on August 31, 2012 are included on page 7 of Shaw’s August 31, 2012 Form 10-K. In response to the Staff’s comment, the disclosure in the Registration Statement in adjustment (k) on page 161 of Amendment No. 1 has been revised.

58.	Please comment in this section or elsewhere regarding the commitments Shaw has already invested in NET Power, including expected timing, in light of the impending Transaction. We note from page 20 of Shaw’s May 31, 2012 Form 10-Q that it will acquire “up to 50% of the NET Power LLC through a commitment to invest up to $50.4 million, contingent upon demonstration of technological feasibility, and will have exclusive rights to engineer, procure and construct NET Power plants.”

Response: In response to the Staff’s comment, the disclosure in the Registration Statement section entitled “Description of Financing” on page 94 of Amendment No. 1 has been revised to include a discussion of Shaw’s commitment to invest in NET Power.

59.	Please expand your explanation of adjustment (l) to provide a breakout of the amounts for each entry, along with a reconciliation and explanation of where the offsetting amounts have been recorded. A breakout in adjustment (u) that includes the anticipated gain on the sale would also be helpful; see comment below.

Response: CB&I respectfully notes for the Staff that the E&C sale was completed in August 2012 and the removal of the associated balances and the retained earnings impact from the gain on sale was included in Shaw’s financial results filed in their Form 10-K for the year ended August 31, 2012. Therefore, the previous pro forma balance sheet adjustment to give effect to the sale is no longer required and the removal of the gain has been reflected in adjustment (a). In response to the Staff’s comment, the disclosure in the Registration Statement in adjustment (a) on page 161 of Amendment No. 1 has been revised.

60.	Please expand your explanation of adjustment (u) to provide a breakout of the adjustments to retained earnings, referring to your other pro forma adjustments as appropriate.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement in adjustment (v) on page 162 of Amendment No. 1 has been revised.

Comparison of Shareholder Rights, page 154

61.	Please remove the statements in these sections that the disclosure is qualified in its entirety by reference to Dutch law and the Louisiana Business Corporation Law. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

Response: In response to the Staff’s comment, the disclosure in the Registration Statement on page 164 of Amendment No. 1 has been revised.

Signatures

62.	It appears that while the officers and directors have signed the power of attorney that appears on page II-6, they have not signed the registration statement. Please have the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors sign the registration statement.

Response: CB&I respectfully advises the Staff that a typesetting error caused the separation of the presentation of the conformed signatures on pages II-5 and II-6 of the Registration Statement, but that the Registration Statement was duly signed by the principal executive officer, principal financial officer, principal accounting officer, and all members of CB&I’s Supervisory Board.

Chicago Bridge & Iron Company N.V. Form 10-K for the Year Ended December 31, 2011

Liquidity and Capital Resources, page 30

63.	We note from the balance sheet that net accounts receivable increased 36% during 2011, compared to an increase in revenues of 25%. We also note days sales in A/R has continued to increase through June 30, 2012. In future filings, beginning with your September 30, 2012, Form 10-Q, please revise your liquidity discussion to quantify days sales outstanding or some other measure of collectability if used and to discuss material variances and trends.

Response: CB&I acknowledges the Staff’s comment, and, in its Form 10-Q filed with the Commission on October 23, 2012, CB&I has included a discussion of the reason for the material variances in its working capital accounts.

* * * * * *

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

October 25, 2012

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1218 or David E. Shapiro at (212) 403-1314.

Very truly yours,

    /s/ Daniel A. Neff

Daniel A. Neff

Enclosures

cc:	Jenn Do

Terence O’Brien

Erin Jaskot

Securities and Exchange Commission

Philip K. Asherman

Richard E. Chandler, Jr.

Chicago Bridge & Iron Company N.V.

John Donofrio

The Shaw Group Inc.

Keith Fullenweider

Vinson & Elkins LLP

David E. Shapiro

Wachtell, Lipton, Rosen & Katz